MySwimPro

Profit and Loss
January - December 2020

	TOTAL
Income	
Advertising Revenue	7,796.16
Affiliate Commission	1,180.49
Corporate Sponsorship	59,943.53
Discounts/Refunds Given	-32,068.71
Sales	931,822.08
Total Income	**$968,673.55**
GROSS PROFIT	**$968,673.55**
Expenses	
Advertising & Marketing	26,438.70
Bank Charges & Fees	489.13
Charitable Contributions	3,125.00
Conferences	-1,078.20
Contractors	275,266.64
Insurance	36,986.88
Legal & Professional Services	10,452.40
Loan Interest Expense	2,801.09
Meals	20.00
Merchant Fees	218,781.37
Office Supplies	15,735.92
Other Business Expenses	1,616.57
Parking	14.75
Payroll Fees	1,020.00
Payroll Taxes	120,036.37
Reimbursable Expenses	5,858.78
Rent & Lease	3,908.75
Salaries and Wages	299,936.63
Shipping	2,139.22
Software Expenses	47,955.19
Taxes & Licenses	25.00
Travel	786.49
Total Expenses	**$1,072,316.68**
NET OPERATING INCOME	**$ -103,643.13**
Other Income	
Other Income	85,715.00
Other Miscellaneous Income	2,802.44
Total Other Income	**$88,517.44**
NET OTHER INCOME	**$88,517.44**
NET INCOME	**$ -15,125.69**